UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 29, 2003

OM GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

52-1736882
(I.R.S. Employer Identification Number)

Tower City
50 Public Square
Suite 3500
Cleveland, Ohio 44113-2204
(Address of principal executive offices)
(Zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

ITEM 9. REGULATION FD DISCLOSURE INFORMATION PROVIDED UNDER ITEM 12

Information required by Item 12 is being provided under this Item 9 pursuant to SEC interim filing guidance.

On April 29, 2003, OM Group, Inc. issued a press release announcing financial results for the quarter ended March 31, 2003. A copy of this press release is attached hereto as Exhibit 99.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OM Group, Inc.
_____
(Registrant)

Date: April 29, 2003

/s/ Thomas R. Miklich
_____

Name: Thomas R. Miklich
Title: Chief Financial Officer

EXHIBIT INDEX

99   Press Release of OM Group, Inc. dated April 29, 2003